OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	MERCED IRRIGATION DISTRICT V. BARCLAYS BANK PLC (CASE NO. 1:15-CV-04878)
MATTER DETAIL:	ON JUNE 23, 2015, A CIVIL CLASS ACTION COMPLAINT WAS FILED IN THE U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AGAINST BARCLAYS BANK PLC ("BBPLC"), CASE NO. 1:15-CV-04878. THE COMPLAINT WAS FILED BY CALIFORNIA UTILITY COMPANY, MERCED IRRIGATION DISTRICT, ON BEHALF OF ITSELF AND OTHERS SIMILARLY-SITUATED, A PRIVATE, PUTATIVE CLASS OF CONSUMERS ALLEGEDLY HARMED BY BBPLC. THE COMPLAINT ALLEGES THAT BBPLC VIOLATED SECTIONS 1 AND 2 OF THE SHERMAN ANTITRUST ACT, AND SECTION 17200, ET SEQ., OF CALIFORNIA'S BUSINESS AND PROFESSIONS CODE, THROUGH ITS PURPORTED MANIPULATION OF THE ELECTRICITY MARKETS IN AND AROUND CALIFORNIA. THE COMPLAINT ALLEGES THAT BARCLAYS, THROUGH FOUR FORMER ENERGY TRADERS, USED SWAP CONTRACTS TO CONTROL THE ENERGY MARKET AND MANIPULATE ELECTRICITY PRICES. SPECIFICALLY, THE COMPLAINT ASSERTS THAT BBPLC ACQUIRED AND MAINTAINED "MONOPOLY POWER" OVER THE SETTING OF DAILY INDEX PRICES FOR FOUR MAJOR WESTERN U.S. TRADING HUBS BETWEEN NOV. 1, 2006 AND DEC. 31, 2008. ACCORDING TO THE COMPLAINT, THE ALLEGED MANIPULATION COST MARKET PARTICIPANTS AT LEAST $139.3 MILLION, DUE TO PRICE INFLATION CAUSED BY THE MANIPULATIVE SCHEME. THE COMPLAINT DOES NOT ALLEGE COLLUSION WITH OTHER BANKS OR MARKET ACTORS. BBPLC PLANS TO FILE A MOTION TO DISMISS THE COMPLAINT.
FILED BY:	RYANN1
FILED ON:	7/23/2015 4:26:10 PM

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